UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 4)

                                  LODGIAN, INC.
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    54021P106
                                 (CUSIP Number)

                             Edgecliff Holdings, LLC
                         Casuarina Cayman Holdings Ltd.
                            Edgecliff Management, LLC
                        1994 William J. Yung Family Trust
                                   Joseph Yung
                                 William J. Yung
            The 1998 William J. Yung and Martha A. Yung Family Trust
                               207 Grandview Drive
                          Fort Mitchell, Kentucky 41017
                            Attn: Mr. William J. Yung

                                 with a copy to:

                    Paul, Weiss, Rifkind, Wharton & Garrison
                           1285 Avenue of the Americas
                             New York, NY 10019-6064
                           Attn: James M. Dubin, Esq.

                                December 28, 1999
                     (Date of Event which Requires Filing of
                                 this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

CUSIP No. 54021P106                                         Page 2
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Edgecliff Holdings, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Kentucky

                                7         SOLE VOTING POWER

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          0

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,941,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.54862%

14        TYPE OF REPORTING PERSON */

          OO

----------
*/       See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No. 54021P106                                         Page 3
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Casuarina Cayman Holdings Ltd.

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          WC

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Cayman Islands, B.W.I.

                                7         SOLE VOTING POWER

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          0

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,941,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.54862%

14        TYPE OF REPORTING PERSON */

          CO

----------
*/       See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No. 54021P106                                         Page 4
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Edgecliff Management, LLC

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          OO

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Kentucky

                                7         SOLE VOTING POWER

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          0

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,941,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.54862%

14        TYPE OF REPORTING PERSON */

          OO

----------
*/       See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No. 54021P106                                         Page 5
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          1994 William J. Yung Family Trust

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio

                                7         SOLE VOTING POWER

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          0

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,941,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.54862%

14        TYPE OF REPORTING PERSON */

          OO

----------
*/       See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No. 54021P106                                         Page 6
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          Joseph Yung, Investment Advisor to the 1994 William J. Yung Family Trust and The 1998 William J. Yung and Martha A. Yung Family Trust

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                7         SOLE VOTING POWER

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          0

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,941,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.54862%

14        TYPE OF REPORTING PERSON */

          IN

----------
*/       See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No. 54021P106                                         Page 7
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          William J. Yung

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          United States of America

                                7         SOLE VOTING POWER

           NUMBER OF                      2,941,700
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          2,941,700

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,941,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.54862%

14        TYPE OF REPORTING PERSON */

          IN

----------
*/       See Instructions Before Filling Out

                                  SCHEDULE 13D

CUSIP No. 54021P106                                         Page 8
          ---------

1         NAME OF REPORTING PERSONS
          S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

          The 1998 William J. Yung and Martha A. Yung Family Trust

2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP */             (a)[X]
                                                                          (b)[ ]

3         SEC USE ONLY


4         SOURCE OF FUNDS */

          Not Applicable

5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) or 2(e)                                                 [ ]

6         CITIZENSHIP OR PLACE OF ORGANIZATION

          Ohio

                                7         SOLE VOTING POWER

           NUMBER OF                      0
            SHARES
      BENEFICIALLY OWNED        8         SHARED VOTING POWER
      BY EACH REPORTING
            PERSON                        0
             WITH
                                9         SOLE DISPOSITIVE POWER

                                          0

                                10        SHARED DISPOSITIVE POWER

                                          0

11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          2,941,700

12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
          SHARES */                                                          [ ]


13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          10.54862%

14        TYPE OF REPORTING PERSON */

          OO

----------
*/       See Instructions Before Filling Out

Item 1.  Security and Issuer.

         Item 1 is restated in its entirety as follows.

         This Schedule 13D relates to the Common Stock, par value $.01 per share (the "Shares"), of Lodgian, Inc., a Delaware corporation. The address of Lodgian, Inc.'s principal executive offices is Two Live Oak Center, 3445 Peachtree Road, N.E., Suite 700, Atlanta, Georgia 30326.

Item 2.  Identity and Background.

         The information below supplements the information previously reported in Item 2.

         This statement is being filed by Edgecliff Holdings, LLC ("Holdings"), Casuarina Cayman Holdings Ltd. ("Casuarina"), Edgecliff Management, LLC, ("Management"), the 1994 William J. Yung Family Trust (the "1994 Trust"), Joseph Yung (an individual), as Investment Advisor to the 1994 Trust and The 1998 William J. Yung and Martha A. Yung Family Trust (the "1998 Trust"), the 1998 Trust and William J. Yung (an individual).

         On December 28, 1999, the 1994 Trust transferred all 2,546,138 of the Shares it owned directly to Holdings. Also on December 28, 1999, William J. Yung transferred all 51,962 of the Shares he owned directly to Management, which then transferred such 51,962 Shares to Holdings.

         Holdings and Management are organized under the laws of Kentucky as limited liabilities companies. Holdings and Management are primarily engaged in the business of investing in securities. The Executive Officers of Holdings and Management are as follows:

         William J. Yung -              President
         Joseph E. Marquet -            Vice President - Finance
         Theodore R. Mitchel -          Secretary and Treasurer

         The members of Holdings are the 1994 Trust and Management. The members of Management are William J. Yung and the 1998 Trust. The sole managing member of Holdings is Management. The sole managing member of Management is William J. Yung.

         The address of the principal business office of each of Holdings, Management and the Executive Officers of Holdings and Management, except for William J. Yung, is 207 Grandview Drive, Fort Mitchell, Kentucky 41017. The address of William J. Yung is 1200 Cypress Street, Cincinnati, Ohio 45206.

         The present principal occupations of the Executive Officers of Holdings and Management are as follows:

        William J. Yung -     President and Chief Executive Officer of
                              Columbia Sussex Corporation

        Joseph E. Marquet -   Chief Financial Officer and Vice President -
                              Finance of Columbia Sussex Corporation

        Theodore R. Mitchel - Chief Accounting Officer and Secretary/Treasurer
                              of Columbia Sussex Corporation

         Columbia Sussex Corporation's principal business is owning and managing hotels. The address of Columbia Sussex Corporation's principal office is 207 Grandview Drive, Fort Mitchell, Kentucky 41017.

         Each of the Executive Officers of Holdings and Management are citizens of the United States of America.

         The 1994 Trust and the 1998 Trust were organized under the laws of Ohio. The business of the 1998 Trust is to hold its assets for the beneficiaries of the 1998 Trust in accordance with the Trust Agreement dated March 10, 1998 and to dispose of such assets and make distributions to such beneficiaries in accordance with the Trust Agreement.**/ The address of the 1998 Trust's principal office is 207 Grandview Drive, Fort Mitchell, Kentucky 41017. Joseph Yung is the Investment Advisor to the 1994 Trust and the 1998 Trust. Joseph Yung is a citizen of the United States of America. Joseph Yung's present principal occupation is Director of Development of Columbia Sussex Corporation.

         None of the persons on whose behalf this Schedule 13D is filed, nor, to the best knowledge of the persons filing this Schedule, any of the Executive Officers of Holdings and Management, have been convicted, during the last five years, in a criminal proceeding (excluding traffic violations or similar misdemeanors).

         None of the persons on whose behalf this Schedule 13D is filed, nor, to the best knowledge of the persons filing this Schedule, any of the Executive Officers of Holdings and Management, have been a party, during the last five years, to a civil proceeding of a judicial or administrative body of competent jurisdiction which resulted in such person being at any time subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.


-------------------------
**/ The ultimate beneficiaries of the trust are William J. Yung's seven children: Joseph Yung, Julie Yung, Judy Yung, Jenny Yung, Michelle Yung, Scott Yung and William J. Yung, IV.

         The information below supplements the information previously reported in Item 3.

         In exchange for the 1994 Trust's transfer of 2,546,138 Shares to Holdings, the 1994 Trust obtained 100 common units of Holdings. In exchange for William J. Yung's transfer of 51,962 Shares to Management, William J. Yung obtained 9 voting units and 6,991 nonvoting units of Management. On December 29, 1999, William J. Yung transferred 5,730 nonvoting units of Management to the 1998 Trust. William J. Yung received no consideration for this transfer from the 1998 Trust. In exchange for Management's transfer of the 51,962 Shares to Holdings, Management obtained 266,305.25 preferred units of Holdings.

Item 4.  Purpose of Transaction.

         Unchanged.

Item 5.  Interest in Securities of the Issuer.

         The information below supplements the information previously reported in Item 5.

         Casuarina directly owns 343,600 Shares, which represents 1.23211% of the outstanding Shares. William J. Yung may be deemed to control Casuarina and, therefore, William J. Yung and Casuarina may be deemed to have beneficial ownership and voting and dispositive control of all of such Shares held of record by Casuarina. In addition, the 1994 Trust, the 1998 Trust, Holdings, Management, Joseph Yung and William J. Yung, may, pursuant to Rule 13d-5 of the Securities Exchange Act of 1934 (the "Securities Act"), be deemed to be the beneficial owner of the 343,600 Shares owned directly by Casuarina.

         Holdings directly owns 2,598,100 Shares, which represents 9.31651% of the outstanding Shares. William J. Yung as the sole managing member of Management, which is the sole managing member of Holdings, may be deemed to control Holdings and, therefore, William J. Yung and Holdings may be deemed to have beneficial ownership and voting and dispositive control of all of such Shares held of record by Holdings. In addition, Casuarina, the 1994 Trust, the 1998 Trust, Holdings, Management, Joseph Yung and William J. Yung, may, pursuant to Rule 13d-5 of the Securities Act, be deemed to be the beneficial owner of the 2,598,100 Shares owned directly by Holdings.

         Set forth below is a schedule of transactions of the Shares effected by Casuarina after November 22, 1999, all of which involved purchases of Shares by Casuarina which were made through broker/dealer transactions.


Date of Transaction           No. of Shares            Purchase Price Per Share
-------------------           -------------            ------------------------
December 20, 1999                     3,000                    $4.8750
December 20, 1999                    47,000                    $5.000
December 21, 1999                    50,000                    $5.000
December 27, 1999                    50,000                    $5.000
December 28, 1999                    50,000                    $5.000

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

         Unchanged.

Item 7.  Material to be Filed as Exhibits.

         Item 7 is hereby amended and restated in its entirety to read as follows:

         Exhibit 1. Engagement Letter between Casuarina Cayman Holdings Ltd. and Greenhill & Co., LLC, dated November 10, 1999.***/

         Exhibit 2. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated November 16, 1999.****/

         Exhibit 3. Letter to Casuarina Cayman Holdings Ltd. from Lodgian, Inc., dated November 19, 1999.*****/

         Exhibit 4. Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated November 22, 1999.*****/

-------------------------
***/     Filed as an Exhibit to Amendment No. 1 to the Schedule 13D.
---

****/    Filed as an Exhibit to Amendment No. 2 to the Schedule 13D.
----

*****/   Filed as an Exhibit to Amendment No. 3 to the Schedule 13D.
-----

         Exhibit 5. Joint Filing Agreement, dated November 22, 1999, among Casuarina Cayman Holdings Ltd., the 1994 William J. Yung Family Trust, Joseph Yung and William J. Yung.*****/

         Exhibit 6. Joint Filing Agreement, dated December 29, 1999, among Edgecliff Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff Management, LLC, 1994 William J. Yung Family Trust, Joseph Yung, William J. Yung and The 1998 William J. Yung and Martha A. Yung Family Trust.******/

-------------------------
******/  Filed herewith.
------

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 29, 1999

                                   EDGECLIFF HOLDINGS, LLC


                                        By:  /s/ William J. Yung
                                             -----------------------------
                                             Name: William J. Yung
                                             Title: President

                                   CASUARINA CAYMAN HOLDINGS LTD.


                                        By:  /s/ William J. Yung
                                             -----------------------------
                                             Name: William J. Yung
                                             Title: President


                                   EDGECLIFF MANAGEMENT, LLC


                                        By:  /s/ William J. Yung
                                             -----------------------------
                                             Name: William J. Yung
                                             Title: President


                                   1994 WILLIAM J. YUNG FAMILY TRUST

                                        By:  The Fifth Third Bank,
                                             as Trustee


                                        By:  /s/ Timothy A. Rodgers
                                             -----------------------------
                                             Name: Timothy A. Rodgers
                                             Title:   Trust Officer

                                             /s/ Joseph Yung
                                             -----------------------------
                                                  Joseph Yung


                                             /s/ William J. Yung
                                             -----------------------------
                                                  William J. Yung


                                   THE 1998 WILLIAM J. YUNG AND MARTHA A.
                                   YUNG FAMILY TRUST


                                        By:  The Fifth Third Bank,
                                             as Trustee


                                        By:  /s/ Timothy A. Rodgers
                                             -----------------------------
                                             Name: Timothy A. Rodgers
                                             Title:   Trust Officer

                                  Exhibit Index
                                  -------------


Exhibit                  Description
-------                  -----------
1                        Engagement Letter between Casuarina Cayman Holdings
                         Ltd. and Greenhill & Co., LLC, dated November 10,
                         1999.***/

2 Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated November 16, 1999.****/ ----

3 Letter to Casuarina Cayman Holdings Ltd. from Lodgian, Inc., dated November 19, 1999.*****/ -----

4 Letter to Lodgian, Inc. from Casuarina Cayman Holdings Ltd., dated November 22, 1999.*****/ -----

5 Joint Filing Agreement, dated November 22, 1999, among Casuarina Cayman Holdgings Ltd., the 1994 William J. Yung Family Trust, Joseph Yung and William J. Yung.*****/ -----

6 Joint Filing Agreement, dated December 29, 1999, among Edgecliff Holdings, LLC, Casuarina Cayman Holdings Ltd., Edgecliff Management, LLC, 1994 William J. Yung Family Trust, Joseph Yung, William J. Yung and The 1998 William J. Yung and Martha A. Yung Family Trust.******/


-------------------------
***/     Filed as an Exhibit to Amendment No. 1 to the Schedule 13D.
---

****/    Filed as an Exhibit to Amendment No. 2 to the Schedule 13D.
----

*****/   Filed as an Exhibit to Amendment No. 3 to the Schedule 13D.
-----

******/  Filed herewith.
------

                                                                       Exhibit 6


                             Joint Filing Agreement
                             ----------------------


         Each of the undersigned hereby acknowledges and agrees, in compliance with the provisions of Rule 13d-1(k)(1) promulgated under the Securities Exchange Act of 1934, as amended, that the Schedule 13D to which this Agreement is attached as an Exhibit (the "Schedule 13D"), and any amendments thereto, will be filed with the Securities and Exchange Commission jointly on behalf of each of the undersigned. This Agreement may be signed by the undersigned in separate counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument.


Dated: December 29, 1999


                                   EDGECLIFF HOLDINGS, LLC


                                        By:  /s/ William J. Yung
                                             -----------------------------
                                             Name: William J. Yung
                                             Title: President

                                   CASUARINA CAYMAN HOLDINGS LTD.


                                        By:  /s/ William J. Yung
                                             -----------------------------
                                             Name: William J. Yung
                                             Title: President


                                   EDGECLIFF MANAGEMENT, LLC


                                        By:  /s/ William J. Yung
                                             -----------------------------
                                             Name: William J. Yung
                                             Title: President

                                   1994 WILLIAM J. YUNG FAMILY TRUST

                                        By:  The Fifth Third Bank,
                                               as Trustee


                                        By:  /s/ Timothy A. Rodgers
                                             -----------------------------
                                             Name: Timothy A. Rodgers
                                             Title:   Trust Officer


                                   /s/ Joseph Yung
                                   ---------------------------------------
                                        Joseph Yung


                                   /s/ William J. Yung
                                   ---------------------------------------
                                        William J. Yung


                                   THE 1998 WILLIAM J. YUNG AND MARTHA A.
                                   YUNG FAMILY TRUST


                                        By:  The Fifth Third Bank,
                                             as Trustee


                                        By:  /s/ Timothy A. Rodgers
                                             -----------------------------
                                             Name: Timothy A. Rodgers
                                             Title:   Trust Officer